UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

Sybase, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

871130100

(CUSIP Number)

Adam J. Semler

York Capital Management Global Advisors, LLC

767 Fifth Avenue, 17th Floor

New York, New York 10153

Telephone: (212) 300-1300

With copies to:

Richard P. Swanson, Esq.

Arnold & Porter LLP

399 Park Avenue

New York, New York 10022

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 13, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 871130100	13D

1)	NAMES OF REPORTING PERSONS JGD Management Corp.
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3)	SEC USE ONLY
4)	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER 596,439
	8)	SHARED VOTING POWER -0-
	9)	SOLE DISPOSITIVE POWER 596,439
	10)	SHARED DISPOSITIVE POWER -0-
11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 596,439
12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES OF COMMON STOCK (SEE INSTRUCTIONS) ☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 0.7%
14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, CO

Page 2 of 21 Pages

CUSIP No. 871130100	13D

1)	NAMES OF REPORTING PERSONS York Capital Management Global Advisors, LLC
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3)	SEC USE ONLY
4)	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER 3,659,183
	8)	SHARED VOTING POWER -0-
	9)	SOLE DISPOSITIVE POWER 3,659,183
	10)	SHARED DISPOSITIVE POWER -0-
11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,659,183
12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES OF COMMON STOCK (SEE INSTRUCTIONS) ☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 4.2%
14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

Page 3 of 21 Pages

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the common stock, $0.001 par value (the “Common Stock”) of Sybase, Inc. (the “Company”).

The principal executive offices of the Company are located at One Sybase Drive, Dublin, California 94568.

Item 2.	Identity and Background

(a) This Statement is being filed jointly by JGD Management Corp., a Delaware corporation (“JGD”), d/b/a York Capital Management, and York Capital Management Global Advisors, LLC, a New York limited liability company (“YGA” and, together with JGD, the “Reporting Persons”) pursuant to an Agreement of Joint Filing attached hereto as Exhibit 1.

This Statement is being filed by JGD with respect to 596,439 shares of Common Stock directly owned by certain accounts (the “Managed Accounts”) managed by JGD. James G. Dinan is the sole shareholder of JGD.

This Statement is being filed by YGA with respect to:

(i) 880,224 shares of Common Stock directly owned by York Capital Management, L.P., a Delaware limited partnership (“York Capital”);

(ii) 1,378,997 shares of Common Stock directly owned by York Investment Master Fund, L.P., a Cayman Islands exempted limited partnership (“York Investment”);

(iii) 418,921 shares of Common Stock directly owned by York Select, L.P., a Delaware limited partnership (“York Select”);

(iv) 388,822 shares of Common Stock directly owned by York Select Master Fund, L.P., a Cayman Islands exempted limited partnership (“York Select Master”);

(v) 159,093 shares of Common Stock directly owned by York Global Value Master Fund, L.P., a Cayman Islands exempted limited partnership (“York Global Value”);

(vi) 229,420 shares of Common Stock directly owned by York European Opportunities Master Fund, L.P., a Cayman Islands exempted limited partnership (“York European Opportunities”);

Page 4 of 21 Pages

(vii) 45,842 shares of Common Stock directly owned by York European Focus Master Fund, L.P., a Cayman Islands exempted limited partnership (“York European Focus”);

(viii) 4,915 shares of Common Stock directly owned by York Long Enhanced Fund, L.P., a Delaware limited partnership (“York Long Enhanced”); and

(ix) 152,949 shares of Common Stock directly owned by Jorvik Multi-Strategy Master Fund, L.P., a Cayman Islands exempted limited partnership (“Jorvik”).

YGA, the sole managing member of the general partner of each of York Capital, York Investment, York Select, York Select Master, York Global Value, York European Opportunities, York European Focus, York Long Enhanced and Jorvik, exercises investment discretion over such investment funds and accordingly may be deemed to have beneficial ownership over the shares of Common Stock directly owned by such investment funds.

James G. Dinan is the chairman and one of two senior managers of YGA. Daniel A. Schwartz is also a senior manager of YGA.

Dinan Management, L.L.C., a New York limited liability company (“Dinan Management”), is the general partner of York Capital, York Investment and Jorvik. YGA is the sole managing member of Dinan Management.

York Select Domestic Holdings, LLC, a New York limited liability company (“York Select Domestic Holdings”), is the general partner of York Select and York Select Master. YGA is the sole managing member of York Select Domestic Holdings.

York Global Value Holdings, LLC, a New York limited liability company (“York Global Value Holdings”), is the general partner of York Global Value. YGA is the sole managing member of York Global Value Holdings.

York European Opportunities Domestic Holdings, LLC, a New York limited liability company (“York European Opportunities Domestic Holdings”), is the general partner of York European Opportunities. YGA is the sole managing member of York European Opportunities Domestic Holdings.

York European Focus Domestic Holdings, LLC, a New York limited liability company (“York European Focus Domestic Holdings”), is the general partner of York European Focus. YGA is the sole managing member of York European Focus Domestic Holdings.

York Long Enhanced Domestic Holdings, LLC, a New York limited liability company (“York Long Enhanced Domestic Holdings”), is the general partner of

Page 5 of 21 Pages

York Long Enhanced. YGA is the sole managing member of York Long Enhanced Domestic Holdings.

The name of each director and each executive officer of JGD is set forth on Exhibit 2 to this Statement, which is incorporated herein by reference.

(b) The principal business office address of each of JGD, YGA, York Capital, York Investment, York Select, York Select Master, York Global Value, York European Opportunities, York European Focus, York Long Enhanced, Jorvik, Dinan Management, York Select Domestic Holdings, York Global Value Holdings, York European Opportunities Domestic Holdings, York European Focus Domestic Holdings, York Long Enhanced Domestic Holdings, James G. Dinan and Daniel A. Schwartz is:

c/o York Capital Management

767 Fifth Avenue, 17th Floor

New York, New York 10153

The business address of each other person named in Item 2(a) above is set forth on Exhibit 2 to this Statement, which is incorporated herein by reference.

(c) JGD and YGA provide investment management services to certain investment funds and accounts for which they have discretionary investment authority.

Each of York Capital, York Investment, York Select, York Select Master, York Global Value, York European Opportunities, York European Focus, York Long Enhanced and Jorvik is a privately owned investment limited partnership in the principal business of purchasing for investment trading purposes securities and other financial instruments.

Dinan Management is a privately owned limited liability company in the principal business of acting as the general partner of York Capital, York Investment and Jorvik and the general partner or manager of four other private investment funds.

York Select Domestic Holdings is a privately owned limited liability company in the principal business of acting as the general partner of York Select and York Select Master and the manager of one other private investment fund.

York Global Value Holdings is a privately owned limited liability company in the principal business of acting as the general partner of York Global Value and the manager of one other private investment fund.

York European Opportunities Domestic Holdings is a privately owned limited liability company in the principal business of acting as the general partner of York European Opportunities.

Page 6 of 21 Pages

York European Focus Domestic Holdings is a privately owned limited liability company in the principal business of acting as the general partner of York European Focus.

York Long Enhanced Domestic Holdings is a privately owned limited liability company in the principal business of acting as the general partner of York Long Enhanced.

The present principal occupation or employment of each other person named in Item 2(a) above is set forth on Exhibit 2 to this Statement, which is incorporated herein by reference.

(d)-(e) Neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any other person named in Item 2(a) above has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship of each natural person named in Item 2(a) above is set forth on Exhibit 2 to this Statement, which is incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration

As of May 24, 2010, the aggregate amount of funds used to purchase the securities of the Company listed in Item 5(a)(i) and (ii) was approximately $273,603,384.

The source of the funds used by the Reporting Person for the purchase of the securities of the Company listed in Item 5(a)(i) and (ii) was the respective working capital of the following advisory clients of the Reporting Persons: (i) approximately $38,386,346 of working capital of the Managed Accounts; (ii) approximately $56,570,449 of working capital of York Capital; (iii) approximately $88,625,711 of working capital of York Investment; (iv) approximately $26,923,315 of working capital of York Select; (v) approximately $24,988,906 of working capital of York Select Master; (vi) approximately $10,224,627 of working capital of York Global Value; (vii) approximately $14,781,267 of working capital of York European Opportunities; (viii) approximately $2,957,121 of working capital of York Focus Opportunities; (ix) approximately $315,879 of working capital of York Long Enhanced and (x) approximately $9,829,763 of working capital of Jorvik. Working capital in each of these cases was provided by capital contributions of partners, unitholders or shareholders, as the case may be, and internally generated funds.

Item 4.	Purpose of Transaction

Page 7 of 21 Pages

The Reporting Persons acquired the securities of the Company described in Item 5 of this Statement for investment purposes and not with a view towards changing or influencing control of the Company. A tender offer (the “Tender Offer”) to acquire all outstanding shares of Common Stock of the Company by Sheffield Acquisition Corp., a wholly owned subsidiary of SAP America, Inc., which is a wholly-owned subsidiary of SAP AG, was announced on May 12, 2010. The Reporting Persons acquired shares of Common Stock following the public announcement of the Tender Offer and may be deemed to have acquired the shares of Common Stock in connection with the Tender Offer under interpretations of the Staff of the Securities and Exchange Commission.

The Reporting Persons reserve the right to purchase additional shares of Common Stock, either separately or together with other persons, to sell all or some of the shares of Common Stock beneficially owned by them or to otherwise trade in the shares of Common Stock, in open market or private transactions, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons and/or the Managed Accounts, market conditions or other factors. The Reporting Persons also reserve the right to acquire or dispose of derivatives or other instruments related to shares of Common Stock or other securities of the Company, provided that in their judgment such transactions are advisable.

Except as described above, the Reporting Persons do not have any plans or proposals which relate to or would result in:

(a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d) any change in the board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Company;

(f) any other material change in the Company’s business or corporate structure;

(g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

Page 8 of 21 Pages

(h) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of registered national securities association;

(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j) any action similar to those enumerated in clauses (a)-(i) above.

The Reporting Persons reserve the right to consider, either separately or together with other persons, plans or proposals relating to or resulting in the occurrence of one or more of the transactions described in clauses (a)-(j) above in the future depending upon then existing factors, including without limitation the market for the shares of Common Stock, the Company’s then prospects, alternative investment opportunities, general economic and money-market investment conditions and other factors deemed relevant from time to time.

Item 5.	Interest in Securities of the Issuer

(a)(i) JGD may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 596,439 shares of Common Stock, which constitute approximately 0.7% of the issued and outstanding shares of Common Stock. As the sole shareholder of JGD, James G. Dinan may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by JGD.

(ii) YGA may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 3,659,183 shares of Common Stock, which constitute approximately 4.2% of the issued and outstanding shares of Common Stock.

(iii) York Capital may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 880,224 shares of Common Stock, which constitute approximately 1.0% of the issued and outstanding shares of Common Stock. As the general partner of York Capital, Dinan Management may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by York Capital.

(iv) York Investment may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 1,378,997 shares of Common Stock, which constitute approximately 1.6% of the issued and outstanding shares of Common Stock. As the general partner of York Investment, Dinan Management may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by York Investment.

(v) York Select may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 418,921 shares of Common Stock, which constitute approximately 0.5% of the issued and outstanding shares of Common Stock. As the

Page 9 of 21 Pages

general partner of York Select, York Select Domestic Holdings may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by York Select.

(vi) York Select Master may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 388,822 shares of Common Stock, which constitute approximately 0.4% of the issued and outstanding shares of Common Stock. As the general partner of York Select Master, York Select Domestic Holdings may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by York Select Master.

(vii) York Global Value may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 159,093 shares of Common Stock, which constitute approximately 0.2% of the issued and outstanding shares of Common Stock. As the general partner of York Global Value, York Global Value Holdings may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by York Global Value.

(viii) York European Opportunities may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 229,420 shares of Common Stock, which constitute approximately 0.3% of the issued and outstanding shares of Common Stock. As the general partner of York European Opportunities, York European Opportunities Domestic Holdings may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by York European Opportunities.

(ix) York European Focus may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 45,842 shares of Common Stock, which constitute approximately 0.1% of the issued and outstanding shares of Common Stock. As the general partner of York European Focus, York European Focus Domestic Holdings may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by York European Focus.

(x) York Long Enhanced may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 4,915 shares of Common Stock, which constitute approximately 0.0% of the issued and outstanding shares of Common Stock. As the general partner of York Long Enhanced, York Long Enhanced Domestic Holdings may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by York Long Enhanced.

(xi) Jorvik may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 152,949 shares of Common Stock, which constitute approximately 0.2% of the issued and outstanding shares of Common Stock. As the general partner of Jorvik, Dinan Management may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by Jorvik.

Page 10 of 21 Pages

(xii) To the knowledge of the Reporting Persons, except as described above, no shares of Common Stock are beneficially owned, or may be deemed to be beneficially owned, by any of the persons named on Exhibit 2 to this Statement.

The number of shares of Common Stock beneficially owned and the percentage of outstanding shares of Common Stock represented thereby, for each person named above, have been computed in accordance with Rule 13d-3 under the Exchange Act. The percentages of ownership described above are based on 86,860,852 shares of Common Stock issued and outstanding as of April 30, 2010 as reported in the Company’s Quarterly Report on Form 10-Q filed with the SEC on May 7, 2010.

(b) (i) JGD may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 596,439 shares of Common Stock. As the sole shareholder of JGD, James G. Dinan may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 596,439 shares of Common Stock.

(ii) YGA may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 3,659,183 shares of Common Stock.

(iii) York Capital may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 880,224 shares of Common Stock. As the general partner of York Capital, Dinan Management may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 880,224 shares of Common Stock.

(iv) York Investment may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 1,378,997 shares of Common Stock. As the general partner of York Investment, Dinan Management may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 1,378,997 shares of Common Stock.

(v) York Select may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 418,921 shares of Common Stock. As the general partner of York Select, York Select Domestic Holdings may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 418,921 shares of Common Stock.

(vi) York Select Master may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 388,822 shares of Common Stock. As the general partner of York Select Master, York Select Domestic Holdings may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 388,822 shares of Common Stock.

(vii) York Global Value may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 159,093 shares of Common Stock. As the general partner of York Global Value, York Global Value Holdings may be

Page 11 of 21 Pages

deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 159,093 shares of Common Stock.

(viii) York European Opportunities may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 229,420 shares of Common Stock. As the general partner of York European Opportunities, York European Opportunities Domestic Holdings may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 229,420 shares of Common Stock.

(ix) York European Focus may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 45,842 shares of Common Stock. As the general partner of York European Focus, York European Focus Domestic Holdings may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 45,842 shares of Common Stock.

(x) York Long Enhanced may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 4,915 shares of Common Stock. As the general partner of York Long Enhanced, York Long Enhanced Domestic Holdings may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 4,915 shares of Common Stock.

(xi) Jorvik may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 152,949 shares of Common Stock. As the general partner of Jorvik, Dinan Management may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 152,949 shares of Common Stock.

(xii) To the knowledge of the Reporting Persons, except as described above, none of the persons named on Exhibit 2 to this Statement has, or may be deemed to have, any power to dispose of, direct the disposition of, vote or direct the vote of any shares of Common Stock.

(c) The following table sets forth all transactions with respect to the Common Stock effected during the past sixty (60) days by the Reporting Persons. All such transactions were effected in the open market.

Date of Transaction	No. of Shares	Price per Share (dollars)	Total Price (dollars)	Transaction Type
5/12/2010	4,512	62.938699	283,979.41	Purchase
5/12/2010	26,800	62.9387	1,686,757.16	Purchase
5/12/2010	881	58.444892	51,489.95	Sale
5/12/2010	3,631	58.44491	212,213.47	Sale
5/12/2010	1,569	58.444914	91,700.07	Sale
5/12/2010	19,519	62.9387	1,228,500.49	Purchase

Page 12 of 21 Pages

Date of Transaction	No. of Shares	Price per Share (dollars)	Total Price (dollars)	Transaction Type
5/12/2010	117,700	62.9387	7,407,884.99	Purchase
5/12/2010	3,748	58.444909	219,051.52	Sale
5/12/2010	15,771	58.444912	921,734.70	Sale
5/12/2010	7,129	58.444911	416,653.77	Sale
5/12/2010	30,716	62.9387	1,933,225.11	Purchase
5/12/2010	184,257	62.9387	11,596,896.04	Purchase
5/12/2010	5,962	58.444911	348,448.56	Sale
5/12/2010	24,754	58.444912	1,446,745.34	Sale
5/12/2010	11,031	58.444912	644,705.82	Sale
5/12/2010	9,306	62.9387	585,707.54	Purchase
5/12/2010	56,000	62.9387	3,524,567.20	Purchase
5/12/2010	1,882	58.444904	109,993.31	Sale
5/12/2010	7,424	58.444911	433,895.02	Sale
5/12/2010	3,376	58.444911	197,310.02	Sale
5/12/2010	1,152	62.938698	72,505.38	Purchase
5/12/2010	6,700	62.9387	421,689.29	Purchase
5/12/2010	225	58.444844	13,150.09	Sale
5/12/2010	927	58.444908	54,178.43	Sale
5/12/2010	373	58.444906	21,799.95	Sale
5/12/2010	8,614	62.9387	542,153.96	Purchase
5/12/2010	52,000	62.9387	3,272,812.40	Purchase
5/12/2010	1,671	58.444901	97,661.43	Sale
5/12/2010	6,943	58.444911	405,783.02	Sale
5/12/2010	3,157	58.44491	184,510.58	Sale
5/12/2010	3,501	62.9387	220,348.39	Purchase
5/12/2010	21,300	62.9387	1,340,594.31	Purchase
5/12/2010	716	58.444902	41,846.55	Sale
5/12/2010	2,785	58.444908	162,769.07	Sale
5/12/2010	1,315	58.444913	76,855.06	Sale
5/12/2010	166	62.938675	10,447.82	Purchase
5/12/2010	600	62.9387	37,763.22	Purchase
5/12/2010	49	58.444694	2,863.79	Sale
5/12/2010	100	58.4449	5,844.49	Sale
5/12/2010	1,686	62.938701	106,114.65	Purchase
5/12/2010	9,900	62.9387	623,093.13	Purchase
5/12/2010	350	58.444886	20,455.71	Sale
5/12/2010	1,336	58.44491	78,082.40	Sale
5/12/2010	564	58.444911	32,962.93	Sale
5/12/2010	6,028	62.938699	379,394.48	Purchase
5/12/2010	36,200	62.9387	2,278,380.94	Purchase
5/12/2010	1,101	58.444905	64,347.84	Sale
5/12/2010	4,927	58.444912	287,958.08	Sale
5/12/2010	2,173	58.44491	127,000.79	Sale
5/12/2010	3,443	62.938702	216,697.95	Purchase
5/12/2010	20,400	62.9387	1,283,949.48	Purchase
5/12/2010	630	58.444905	36,820.29	Sale
5/12/2010	2,813	58.444909	164,405.53	Sale
5/12/2010	1,187	58.444912	69,374.11	Sale
5/13/2010	50,594	64.4907	3,262,842.48	Purchase
5/13/2010	25,100	64.4907	1,618,716.57	Purchase

Page 13 of 21 Pages

Date of Transaction	No. of Shares	Price per Share (dollars)	Total Price (dollars)	Transaction Type
5/13/2010	50,463	64.4925	3,254,485.03	Purchase
5/13/2010	3,631	64.485902	234,148.31	Purchase
5/13/2010	21,600	64.4859	1,392,895.44	Purchase
5/13/2010	25,231	64.53	1,628,156.43	Purchase
5/13/2010	25,263	64.4686	1,628,670.24	Purchase
5/13/2010	25,200	64.4686	1,624,608.72	Purchase
5/13/2010	19,344	64.2686	1,243,211.80	Purchase
5/13/2010	221,113	64.4907	14,259,732.15	Purchase
5/13/2010	110,600	64.4907	7,132,671.42	Purchase
5/13/2010	221,142	64.4925	14,262,000.43	Purchase
5/13/2010	15,771	64.4859	1,017,007.13	Purchase
5/13/2010	94,800	64.4859	6,113,263.32	Purchase
5/13/2010	110,571	64.53	7,135,146.63	Purchase
5/13/2010	110,542	64.4686	7,126,487.98	Purchase
5/13/2010	110,600	64.4686	7,130,227.16	Purchase
5/13/2010	84,772	64.2686	5,448,177.76	Purchase
5/13/2010	345,976	64.4907	22,312,234.42	Purchase
5/13/2010	173,700	64.4907	11,202,034.59	Purchase
5/13/2010	346,451	64.4925	22,343,491.12	Purchase
5/13/2010	24,754	64.4859	1,596,283.97	Purchase
5/13/2010	148,471	64.4859	9,574,286.06	Purchase
5/13/2010	173,225	64.53	11,178,209.25	Purchase
5/13/2010	172,951	64.4686	11,149,908.84	Purchase
5/13/2010	173,500	64.4686	11,185,302.10	Purchase
5/13/2010	132,807	64.2686	8,535,319.96	Purchase
5/13/2010	105,270	64.4907	6,788,935.99	Purchase
5/13/2010	52,600	64.4907	3,392,210.82	Purchase
5/13/2010	105,247	64.4925	6,787,642.15	Purchase
5/13/2010	7,523	64.485901	485,127.43	Purchase
5/13/2010	45,100	64.4859	2,908,314.09	Purchase
5/13/2010	52,623	64.53	3,395,762.19	Purchase
5/13/2010	52,647	64.4686	3,394,078.38	Purchase
5/13/2010	52,600	64.4686	3,391,048.36	Purchase
5/13/2010	40,345	64.2686	2,592,916.67	Purchase
5/13/2010	12,781	64.4907	824,255.64	Purchase
5/13/2010	6,200	64.4907	399,842.34	Purchase
5/13/2010	12,654	64.4925	816,088.09	Purchase
5/13/2010	927	64.485901	59,778.43	Purchase
5/13/2010	5,400	64.4859	348,223.86	Purchase
5/13/2010	6,327	64.53	408,281.31	Purchase
5/13/2010	6,354	64.468599	409,633.48	Purchase
5/13/2010	6,300	64.4686	406,152.18	Purchase
5/13/2010	4,851	64.2686	311,766.98	Purchase
5/13/2010	97,728	64.4907	6,302,547.13	Purchase
5/13/2010	48,800	64.4907	3,147,146.16	Purchase
5/13/2010	97,685	64.4925	6,299,949.86	Purchase
5/13/2010	6,943	64.485901	447,725.61	Purchase
5/13/2010	41,900	64.4859	2,701,959.21	Purchase
5/13/2010	48,843	64.53	3,151,838.79	Purchase
5/13/2010	48,885	64.4686	3,151,547.51	Purchase

Page 14 of 21 Pages

Date of Transaction	No. of Shares	Price per Share (dollars)	Total Price (dollars)	Transaction Type
5/13/2010	48,800	64.4686	3,146,067.68	Purchase
5/13/2010	37,446	64.2686	2,406,602.00	Purchase
5/13/2010	40,054	64.4907	2,583,110.50	Purchase
5/13/2010	19,900	64.4907	1,283,364.93	Purchase
5/13/2010	39,969	64.4925	2,577,700.73	Purchase
5/13/2010	2,885	64.485903	186,041.83	Purchase
5/13/2010	17,100	64.4859	1,102,708.89	Purchase
5/13/2010	19,985	64.53	1,289,632.05	Purchase
5/13/2010	20,069	64.4686	1,293,820.33	Purchase
5/13/2010	19,900	64.4686	1,282,925.14	Purchase
5/13/2010	15,322	64.2686	984,723.49	Purchase
5/13/2010	77,527	64.5068	5,001,018.68	Purchase
5/13/2010	77,527	64.5068	5,001,018.68	Purchase
5/13/2010	155,231	64.3916	9,995,572.46	Purchase
5/13/2010	31,000	64.5068	1,999,710.80	Purchase
5/13/2010	31,000	64.5068	1,999,710.80	Purchase
5/13/2010	1,253	64.490702	80,806.85	Purchase
5/13/2010	600	64.4907	38,694.42	Purchase
5/13/2010	1,235	64.492502	79,648.24	Purchase
5/13/2010	118	64.485932	7,609.34	Purchase
5/13/2010	500	64.4859	32,242.95	Purchase
5/13/2010	617	64.53	39,815.01	Purchase
5/13/2010	635	64.468598	40,937.56	Purchase
5/13/2010	600	64.4686	38,681.16	Purchase
5/13/2010	474	64.268608	30,463.32	Purchase
5/13/2010	18,709	64.4907	1,206,556.51	Purchase
5/13/2010	9,300	64.4907	599,763.51	Purchase
5/13/2010	18,673	64.4925	1,204,268.45	Purchase
5/13/2010	1,336	64.485898	86,153.16	Purchase
5/13/2010	8,000	64.4859	515,887.20	Purchase
5/13/2010	9,336	64.53	602,452.08	Purchase
5/13/2010	9,373	64.4686	604,264.19	Purchase
5/13/2010	9,300	64.4686	599,557.98	Purchase
5/13/2010	7,158	64.2686	460,034.64	Purchase
5/13/2010	68,083	64.4907	4,390,720.33	Purchase
5/13/2010	34,000	64.4907	2,192,683.80	Purchase
5/13/2010	68,055	64.4925	4,389,037.09	Purchase
5/13/2010	4,828	64.485901	311,337.93	Purchase
5/13/2010	29,200	64.4859	1,882,988.28	Purchase
5/13/2010	34,029	64.53	2,195,891.37	Purchase
5/13/2010	34,055	64.4686	2,195,478.17	Purchase
5/13/2010	34,000	64.4686	2,191,932.40	Purchase
5/13/2010	26,088	64.2686	1,676,639.24	Purchase
5/13/2010	38,439	64.4907	2,478,958.02	Purchase
5/13/2010	19,200	64.4907	1,238,221.44	Purchase
5/13/2010	38,426	64.4925	2,478,188.80	Purchase
5/13/2010	2,713	64.485901	174,950.25	Purchase
5/13/2010	16,500	64.4859	1,064,017.35	Purchase
5/13/2010	19,213	64.53	1,239,814.89	Purchase
5/13/2010	19,226	64.4686	1,239,473.30	Purchase

Page 15 of 21 Pages

Date of Transaction	No. of Shares	Price per Share (dollars)	Total Price (dollars)	Transaction Type
5/13/2010	19,200	64.4686	1,237,797.12	Purchase
5/13/2010	14,730	64.2686	946,676.48	Purchase
5/13/2010	505	21.0140	10,612.07	Option Purchase
5/13/2010	2,214	21.0140	46,525.00	Option Purchase
5/13/2010	3,469	21.0140	72,897.57	Option Purchase
5/13/2010	1,054	21.0140	22,148.76	Option Purchase
5/13/2010	127	21.0140	2,668.78	Option Purchase
5/13/2010	978	21.0140	20,551.69	Option Purchase
5/13/2010	400	21.0140	8,405.60	Option Purchase
5/13/2010	187	21.0140	3,929.62	Option Purchase
5/13/2010	681	21.0140	14,310.53	Option Purchase
5/13/2010	385	21.0140	8,090.39	Option Purchase
5/19/2010	23,599	64.2295	1,515,752.29	Sale
5/19/2010	103,419	64.2295	6,642,552.08	Sale
5/19/2010	162,021	64.2295	10,406,530.05	Sale
5/19/2010	49,220	64.2295	3,161,376.66	Sale
5/19/2010	5,918	64.2295	380,110.26	Sale
5/19/2010	45,683	64.2295	2,934,196.88	Sale
5/19/2010	18,692	64.2295	1,200,578.07	Sale
5/19/2010	26,955	64.2295	1,731,306.54	Sale
5/19/2010	5,386	64.2295	345,940.15	Sale
5/19/2010	578	64.2295	37,124.66	Sale
5/19/2010	8,732	64.2295	560,852.11	Sale
5/19/2010	31,827	64.2295	2,044,232.74	Sale
5/19/2010	17,970	64.2295	1,154,204.36	Sale
5/20/2010	1,632	64.0795	104,577.77	Sale
5/20/2010	10,266	64.0795	657,840.31	Sale
5/20/2010	11,700	64.0795	749,730.34	Sale
5/20/2010	7,152	64.0795	458,296.70	Sale
5/20/2010	44,468	64.0795	2,849,487.93	Sale
5/20/2010	51,800	64.0795	3,319,318.94	Sale
5/20/2010	11,204	64.0795	717,946.90	Sale
5/20/2010	69,218	64.0795	4,435,455.96	Sale
5/20/2010	81,600	64.0795	5,228,888.53	Sale
5/20/2010	3,403	64.0795	218,062.59	Sale
5/20/2010	21,216	64.0795	1,359,511.02	Sale
5/20/2010	24,600	64.0795	1,576,356.10	Sale
5/20/2010	409	64.0795	26,208.52	Sale
5/20/2010	2,607	64.0795	167,055.30	Sale
5/20/2010	2,900	64.0795	185,830.59	Sale
5/20/2010	3,160	64.0795	202,491.27	Sale
5/20/2010	19,724	64.0795	1,263,904.38	Sale
5/20/2010	22,800	64.0795	1,461,012.97	Sale
5/20/2010	1,293	64.0795	82,854.81	Sale
5/20/2010	8,099	64.0795	518,980.01	Sale
5/20/2010	9,300	64.0795	595,939.50	Sale
5/20/2010	13,555	64.0795	868,597.84	Sale
5/20/2010	13,400	64.0795	858,665.51	Sale
5/20/2010	2,786	64.0795	178,525.53	Sale
5/20/2010	2,600	64.0795	166,606.74	Sale

Page 16 of 21 Pages

Date of Transaction	No. of Shares	Price per Share (dollars)	Total Price (dollars)	Transaction Type
5/20/2010	39	64.0795	2,499.10	Sale
5/20/2010	339	64.0795	21,722.96	Sale
5/20/2010	200	64.0795	12,815.90	Sale
5/20/2010	604	64.0795	38,704.03	Sale
5/20/2010	3,828	64.0795	245,296.38	Sale
5/20/2010	4,300	64.0795	275,541.92	Sale
5/20/2010	2,200	64.0795	140,974.94	Sale
5/20/2010	13,727	64.0795	879,619.52	Sale
5/20/2010	15,900	64.0795	1,018,864.31	Sale
5/20/2010	1,243	64.0795	79,650.84	Sale
5/20/2010	7,828	64.0795	501,614.45	Sale
5/20/2010	8,900	64.0795	570,307.69	Sale
5/20/2010	505	5.5559	2,805.72	Option Sale
5/20/2010	2,214	5.5559	12,300.75	Option Sale
5/20/2010	3,469	5.5559	19,273.40	Option Sale
5/20/2010	1,054	5.5559	5,855.91	Option Sale
5/20/2010	127	5.5558	705.59	Option Sale
5/20/2010	978	5.5559	5,433.66	Option Sale
5/20/2010	400	5.5559	2,222.35	Option Sale
5/20/2010	187	5.5559	1,038.95	Option Sale
5/20/2010	681	5.5559	3,783.57	Option Sale
5/20/2010	385	5.5559	2,139.02	Option Sale
5/21/2010	23,599	63.9856	1,509,996.59	Sale
5/21/2010	103,419	63.9856	6,617,328.62	Sale
5/21/2010	162,021	63.9856	10,367,013.80	Sale
5/21/2010	49,219	63.9856	3,149,308.13	Sale
5/21/2010	5,918	63.9856	378,666.88	Sale
5/21/2010	45,684	63.9856	2,923,118.96	Sale
5/21/2010	18,692	63.9856	1,196,019.17	Sale
5/21/2010	23,617	63.9856	1,511,148.34	Sale
5/21/2010	3,338	63.9856	213,583.99	Sale
5/21/2010	5,386	63.9856	344,626.54	Sale
5/21/2010	578	63.9856	36,983.68	Sale
5/21/2010	8,732	63.9856	558,722.41	Sale
5/21/2010	31,827	63.9856	2,036,470.26	Sale
5/21/2010	17,970	63.9856	1,149,821.55	Sale

(d) The right to receive dividends from, or the proceeds from the sale of, all shares of Common Stock reported in this Statement as beneficially owned by each Reporting Person is held by York Capital, York Investment, York Select, York Select Master, York Global Value, York European Opportunities, York European Focus, York Long Enhanced, Jorvik or the Managed Accounts, as the case may be, as the advisory clients of such Reporting Person. The Reporting Persons disclaim beneficial ownership of all shares of Common Stock reported in this Statement pursuant to Rule 13d-4 under the Exchange Act.

Page 17 of 21 Pages

Except as set forth in this Item 5(d), to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any other shares of Common Stock deemed to be beneficially owned by the Reporting Persons.

(e) The Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock on May 21, 2010.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided in response to Item 3 and Item 4 above is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

The exhibits listed on the Index of Exhibits of this Statement are filed herewith.

Page 18 of 21 Pages

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, the undersigned Reporting Person certifies that the information set forth in this statement with respect to it is true, complete and correct.

Dated: May 24, 2010

JGD MANAGEMENT CORP.

	By:	/s/ Adam J. Semler
Adam J. Semler
Chief Operating Officer

Page 19 of 21 Pages

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, the undersigned Reporting Person certifies that the information set forth in this statement with respect to it is true, complete and correct.

Dated: May 24, 2010

YORK CAPITAL MANAGEMENT GLOBAL ADVISORS, LLC

	By:	/s/ Adam J. Semler
Adam J. Semler
Chief Operating Officer

Page 20 of 21 Pages

INDEX OF EXHIBITS

Exhibit No.	Description

1	Agreement of Joint Filing dated May 24, 2010 by and among JGD Management Corp. and York Capital Management Global Advisors, LLC.

2	Directors and Executive Officers of JGD Management Corp.

Page 21 of 21 Pages